EXHIBIT 99.1

Yamana Gold Announces the Completion of Technical Reports on Minera Florida, Cerro Moro, Wasamac, and MARA Which Add to the Previously Filed Reports on Core Material Assets Including Canadian Malartic, Jacobina and El Peñón and Completes the Filing of Technical Reports on All of the Company’s Major Mines and Projects

TORONTO, Sept. 12, 2022 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or the “Company”) provides notice that it has completed technical reports under National Instrument 43-101 for the balance of its major mines and projects for which technical reports were not previously available. With the completion of technical reports for the Minera Florida gold mine in central Chile, the Cerro Moro gold and silver mine in Santa Cruz, Argentina, the Wasamac gold project in Quebec, Canada, and the MARA copper and gold project in Catamarca, Argentina, Yamana has now made public technical reports for all of its major mines and projects. Technical reports on the core material operations at the Canadian Malartic gold mine, the Jacobina gold mine and the El Peñón gold and silver mine were previously filed with Canadian securities regulators and remain current.

The public availability of these technical reports represents a recent policy decision of the Company to have on public file technical reports for all major mines and projects regardless of materiality.

The technical reports should be read in conjunction with the most recent updates disclosed by the Company, in particular the Yamana 1.5 Plan, which outlines in detail, including capital and operating costs, the growth prospects of the Company above and beyond the production plans set forth in the technical reports, to a production level of at least 1.5 million gold equivalent ounces, representing a minimum 50 per cent growth rate, and the ongoing exploration and optimization studies which followed publication of the Yamana 1.5 Plan. When read in their entirety, these reports, materials, presentations and documents demonstrate Yamana’s true value proposition, which significantly exceeds the market value of the Company.

The details of the Yamana 1.5 Plan and discussions about long-term value creation and upside optionality across Yamana’s portfolio may be found in the April 5, 2022 Investor Day presentation. An update on the results and potential of the Company’s exploration program may be found in the July 27, 2022 exploration update. Both the Investor Day presentation and the exploration update can also be found on the Company’s website at www.yamana.com.

The technical reports on all of the Company’s major mines and projects are now available on the Company’s website at www.yamana.com and, while the technical reports on core material operations are filed under Yamana’s profile on www.sedar.com, the newly disclosed reports will be filed in short order. These technical reports are identified as follows:

  The technical report for the Minera Florida mine, titled “NI 43-101 Technical Report, Minera Florida Gold-Silver Mine, Metropolitan Region, Chile”, was prepared by Yamana Gold Inc. effective December 31, 2021.
  The technical report for the Cerro Moro mine, titled “NI 43-101 Technical Report, Cerro Moro Gold-Silver Mine, Santa Cruz Province, Argentina”, was prepared by Yamana Gold Inc. effective December 31, 2021.
  The technical report for the Wasamac project, titled “NI 43-101 Technical Report on the Wasamac Feasibility Study Update”, was prepared by Ausenco Engineering Canada Inc. effective July 16, 2021. Subsequent to the effective date, and as reported in the July 7, 2022 strategic initiatives update, the Company has completed an updated strategic life-of-mine plan for Wasamac incorporating the results of several value-adding studies that were advanced throughout the first half of 2022.
  The technical report for the MARA project, titled “Technical Report on the Agua Rica Integrated Project, Catamarca Province, Argentina”, was prepared by SLR Consulting (Canada) Ltd. effective June 30, 2019. As of the effective date, the report covers the pre-feasibility study (A) results. Subsequent to this, the Company has disclosed several updates on the progress of the project, including among others, the formal integration resulting in the creation of MARA Joint Venture (“JV”) and the results of the optimization studies under the supervision of the the JV Technical Committee, which were compiled as the pre-feasibility study (B) results. MARA is currently advancing a full feasibility study on the MARA Project as well as the advancement of the permitting process and social engagement initiatives.
  The technical report for the Canadian Malartic mine, titled “NI 43-101 Technical Report, Canadian Malartic Mine, Quebec, Canada“, which was prepared by Canadian Malartic GP effective December 31, 2020.
  The technical report for the Jacobina mine, titled “NI 43-101 Technical Report, Jacobina Gold Mine, Bahia State, Brazil”, which was prepared by Yamana Gold Inc. effective December 31, 2019.
  The technical report for the El Peñón mine, titled “NI 43-101 Technical Report, El Peñón Gold-Silver Mine, Antofagasta Region, Chile”, which was prepared by Yamana Gold Inc. effective December 31, 2020.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Reserves and Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7974 201 715223 / +44 203 727 1000

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans, expectations and beliefs in connection with Yamana’s 1.5 Plan, including capital and operating costs, the growth prospects of the Company above and beyond the production plans set forth in the technical reports, to a production level of at least 1.5 million gold equivalent ounces, representing a minimum 50 per cent growth rate, and the ongoing exploration and optimization studies which followed publication of the Yamana 1.5 Plan; the reports, materials, presentations and documents referenced demonstrating Yamana’s true value proposition; discussions about long-term value creation and upside optionality across Yamana’s portfolio that are in the April 5, 2022 Investor Day presentation; the update on the results and potential of the Company’s exploration program which are in the July 27, 2022 exploration update; and Yamana’s plans to continue to build on its current properties through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding what the Company believes to be its true value proposition and may not be appropriate for other purposes.